UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2025

GROUNDFLOOR YIELD, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12530

Georgia	46-3414189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1201 Peachtree St. NE, Suite 1104-400 Atlanta, GA (Address of principal executive offices)	30361 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

PROMISSORY NOTES
(Title of each class of securities issued pursuant to Regulation A)

Groundfloor YIELD, LLC.

form 1-SA

Semiannual Period Ending June 30, 2025

September 30, 2025

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated April 29, 2021 and qualified May 14, 2021. Please see this filing on EDGAR.

Summary Financial Information

The following information updates and replaces the information in the sections titled “Financial Statements” beginning on page F-1 of the Offering Circular, and “Management’s Discussion and Analysis” beginning on page 23 of the Offering Circular.

The unaudited Condensed Consolidated Statements of Operations data set forth below with respect to the six months ended June 30, 2025 and June 30, 2024, are derived from, and are qualified by reference to, the unaudited Condensed Consolidated Financial Statements and should be read in conjunction with those unaudited Condensed Consolidated Financial Statements and Notes thereto.

YIELD

Six Months Ended June 30, 2025 and 2024

Results of Operations

Summary Financial Information

The statements of operations data for Groundfloor Yield, LLC. (“Company”) set forth below with respect to the six months ended June 30, 2025 and June 30, 2024, are derived from, and are qualified by reference to, the unaudited Condensed Consolidated Financial Statements and should be read in conjunction with those unaudited Condensed Consolidated Financial Statements and Notes thereto, as well as the unaudited Condensed Consolidated Financial Statements and Notes thereto for Groundfloor Finance, Inc. (“Groundfloor”), our parent and sole member and manager.

	Unaudited
	Six Months Ended June 30,
	2025	2024
Net interest income:
Interest income	$3,878,879	$4,264,416
Interest expense	(3,878,879)	(4,264,416)
Net interest income	-	-
Net Revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	20,375	9,635
Total operating expenses	20,375	9,635
Loss from operations	(20,375)	(9,635)
Net loss	$(20,375)	$(9,635)

In our audited Financial Statements for the fiscal year ended December 31, 2024, our auditors expressed in their opinion substantial doubt about our ability to continue as a going concern. Since the inception of Groundfloor Yield, LLC and our parent company Groundfloor Finance, Inc., the Company has financed its operations through debt and equity financings. The Company intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

Net Revenue

Net revenue for the six months ended June 30, 2025, and June 30, 2024, was $0 and $0, respectively. The Company issued 35 and 76 Stairs Notes during the six months ended June 30, 2025, and June 30, 2024, respectively. Interest income is earned on intercompany receivables between the Company and Groundfloor or one of its wholly-owned subsidiaries, which is equal to the interest expense incurred on Stairs Notes issued to third-party investors.

General and Administrative Expense

General and administrative expense for six months ended June 30, 2025 and 2024, was $20,375 and $9,635, respectively. General and administrative expenses represent all regulatory, legal, and filing expenses incurred by the Company.

Net Loss

Net loss for the six months ended June 30, 2025 and 2024, was $20,375 and $9,635, respectively.

Liquidity and Capital Resources

The unaudited Condensed Consolidated Financial Statements included in this Offering Circular have been prepared assuming that Groundfloor Yield, LLC will continue as a going concern. The unaudited Condensed Consolidated Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should Groundfloor Yield, LLC be unable to continue as a going concern.

The Company has member’s deficit as of June 30, 2025 and December 31, 2024, of $184,153, and $163,778, respectively. Since our inception, the Company has financed its operations through debt and equity financing from various sources. The Company is dependent upon raising additional capital or seeking additional equity financing to fund its current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	Unaudited
	Six Months Ended June 30,
	2025	2024
Operating activities	$(32,476,193)	$-
Investing activities	(479,967)	603,092
Financing activities	479,967	(603,092)
Net increase (decrease) in cash and restricted cash	$(32,476,193)	$-

Net cash used in operating activities for the six months ended June 30, 2025 and 2024, was $32.5 million and $0, respectively. Net cash flows used in operating activities primarily represents the transfer of cash from the proceeds of the issuance of Class A notes to the Parent, offset by cash received from the payoff of loans related to Class A notes.

Net cash flows used in investing activities for the six months ended June 30, 2025, was $0.5 million compared to net cash flows provided by investing activities for the six months ended and June 30, 2024 of $0.6 million. Net cash flows from investing activities primarily represents disbursements made to Groundfloor offset by proceeds received from repayments by Groundfloor.

Net cash flows provided by financing activities for the six months ended June 30, 2025 was $0.5 million compared to net cash flows used in financing activities for the six months ended June 30, 2024 of $0.6 million. Net cash flows from financing activities primarily represents proceeds from the issuance of promissory notes to investors through the Stairs Platform offset by repayments of Stairs Notes to investors.

In May 2025, the Parent completed the issuance of $62,063,000 Class A mortgage-backed notes (“2025 Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust 2025-1(“Issuer”). The 2025 Class A Notes have a stated maturity date of May 2028 and are secured by the underlying Loans of the Issuer. The interest rate on the 2025 Class A Notes is 7.16625% and payments on the 2025 Class A Notes are made on the 25th of each month beginning in June 2025. The stated final payment date of the Notes will be in May 2028. The Parent holds the responsibility to repay the 2025 Class A Note holders. The Company will collect repayments on loans that are collateral of the 2025 Class A Notes and remit those repayments to the Issuer. The underlying loans have maturity dates through September 2026.

GROUNDFLOOR YIELD, LLC

Condensed Consolidated Financial Statements (Unaudited)

As of June 30, 2025 and December 31, 2024

and for the six-month periods ended June 30, 2025 and 2024

Groundfloor Yield, LLC

GROUNDFLOOR YIELD, LLC

Condensed Consolidated Balance Sheets (Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Restricted cash	$31,320,393	$63,796,587
Beneficial interest receivable	39,098,322	19,329,563
Interest receivable	517,323	419,108
Short-term intercompany receivable	28,006,828	12,123,427
Total current assets	98,942,867	95,668,685
Long-term intercompany receivable	-	2,696,000
Total assets	$98,942,867	$98,364,685
Liabilities and Member’s Deficit
Current liabilities:
Accrued interest payable	$517,323	$419,108
Related party payable	184,153	163,778
Short-term notes payable	98,425,544	95,249,577
Total current liabilities	99,148,608	95,832,463
Long-term notes payable	-	2,696,000
Total liabilities	99,148,608	98,528,463
Member’s deficit:
Member’s capital	100	100
Member’s deficit	(184,253)	(163,878)
Member’s deficit	(184,153)	(163,778)
Total liabilities and member’s deficit	$98,942,867	$98,364,685

See accompanying notes to consolidated financial statements

GROUNDFLOOR YIELD, LLC

Condensed Consolidated Statements of Operations (Unaudited)

	Six Months Ended June 30,
	2025	2024
Net interest income:
Interest income	$3,878,879	$4,264,416
Interest expense	(3,878,879)	(4,264,416)
Net interest income	-	-
Net revenue	-	-
Gross Profit	-	-
Operating expense:
General and administrative	20,375	9,635
Total operating expense	20,375	9,635
Loss from operations	(20,375)	(9,635)
Net loss	$(20,375)	$(9,635)

See accompanying notes to condensed consolidated financial statements.

GROUNDFLOOR YIELD, LLC

Condensed Consolidated Statements of Member’s Deficit (Unaudited)

	Member’s	Net	Total
	Contribution	Loss	Member’s Deficit
Member’s deficit as of December 31, 2024	$100	$(163,878)	$(163,778)
Net income (loss)	-	(20,375)	(20,375)
Member’s deficit as of June 30, 2025	$100	$(184,253)	$(184,153)

	Member’s	Net	Total
	Contribution	Loss	Member’s Deficit
Member’s deficit as of December 31, 2023	$100	$(141,807)	$(141,707)
Net income (loss)	-	(9,635)	(9,635)
Member’s deficit as of June 30, 2024	$100	$(151,442)	$(151,342)

See accompanying notes to condensed consolidated financial statements.

GROUNDFLOOR YIELD, LLC

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities
Net loss	$(20,375)	$(9,635)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Interest receivable	(98,215)	(201,746)
Accrued interest payable	98,215	201,746
Related party payable	20,375	9,635
Beneficial interest receivable	(19,768,759)	-
Short-term intercompany receivable	(12,707,434)	-
Short-term notes payable	-	(603,092)
Net cash flows from operating activities	(32,476,193)	-
Cash flows from investing activities
Payments to Groundfloor Holdings	(174,899,000)	(172,827,445)
Proceeds from Groundfloor Holdings	174,419,033	173,430,537
Net cash flow from investing activities	(479,967)	603,092
Cash flows from financing activities
Proceeds from Stairs Notes	174,899,000	172,827,445
Repayments of Stairs Notes	(174,419,033)	(173,430,537)
Net cash flows from financing activities	479,967	(603,092)
Net increase (decrease) in cash and restricted cash	(32,476,193)	-
Cash and restricted cash as of beginning of the year	63,796,587	-
Cash and restricted cash as of end of the year	$31,320,394	$-

	Six Months Ended June 30,
	2025	2024
Supplemental disclosure of noncash investing and financing activities:
Class A notes receivable assigned from GF Mortgage Trust	$62,063,000	$-
Class A notes receivable assigned to the Parent	62,063,000

See accompanying notes to condensed consolidated financial statements.

GROUNDFLOOR YIELD, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Our financial statements include Groundfloor Yield, LLC (the “Company”), a Georgia limited liability company formed on April 10, 2020. It is a wholly-owned subsidiary of Groundfloor Finance Inc. (“Groundfloor”, “Parent”), a Georgia Corporation. The Company has a wholly-owned subsidiary, Groundfloor Depositor, LLC.

Groundfloor Yield, LLC was created for the purpose and primary business function of issuing short-term secured promissory notes to accredited and non-accredited investors (“Investors”), referred to as “Groundfloor Notes”. The Company also facilitates the selling of real estate loans receivable that serve as collateral for securitizations from the Parent. Groundfloor Depositor, LLC was created to acquire real estate loans receivable for inclusion in securitizations from the Parent.

Stairs Notes are offered to Investors on a smartphone application (the “Mobile App”), which is owned and operated by the Company. Funds from the sale of Stairs Notes are transferred to Groundfloor or one of its wholly-owned subsidiaries, for use in originating and servicing loans.

Stairs Notes are secured by a first-priority security interest in the assets of the Company, which consists principally of the intercompany receivables owed to the Company from Groundfloor.

Basis of Presentation and Liquidity

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company. The accompanying Condensed Consolidated Financial Statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has not earned any revenue since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations. There is substantial doubt that the Company will continue as a going concern for at least one year following the date these financial statements were issued without additional financing.

Management intends to fund operations by capital obtained from Groundfloor. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or Groundfloor.

The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the financial statements. In addition, the financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In developing estimates and assumptions, management uses all available information; however, actual results could materially differ from those estimates and assumptions.

GROUNDFLOOR YIELD, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company has no cash or cash equivalents as of June 30, 2025 or December 31, 2024. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Residual Interest Receivable

Residual interest receivable represents the overcollateralization of loans receivable from the parent related to the bond offering. As of June 30, 2025 and December 31, 2024, the Company had $39,098,322, and $19,329,563, respectively, of residual interest receivable from Groundfloor Finance, Inc.

Stairs Notes

The Company entered into various Stairs Notes with Investors during the six months ended June 30, 2025 and June 30, 2024. The Stairs Notes are issued and secured by the assets of the Company. Investors in Stairs Notes do not directly invest in Loans held by the Company; rather, the Stairs Notes are general obligations of the Company, and the proceeds thereof can be used at the discretion of the business as business needs change. The Stairs Notes generated by the Mobile App remain on the balance sheet of the Company for the life of the note, and they accrue interest during this time. Once the Stairs Note’s term is over, both principal and accrued interest earned on the investment are automatically reinvested into another Stairs Note. This cycle continues until the Investors choose to remove their funds from the application. If Investors elect to remove their funds prior to the maturity date of the Stairs Note, the interest earned on that Stairs Note is forfeited.

During the six months ended June 30, 2025 and 2024, there were a total of 35 and 76 Stairs Notes entered into, respectively. The principal sum of $98,415,967 and $95,249,577 remained outstanding as of June 30, 2025 and December 31, 2024, respectively, and is presented in “Short-term notes payable” on the Company’s Condensed Consolidated Balance Sheets. The principal sum of $0 and $2,696,000 remained outstanding as of June 30, 2025 and December 31, 2024, respectively, and is presented in “Long-term notes payable” on the Company’s Consolidated Balance Sheets.

Interest paid to Investors totaled $3,780,664 and $4,062,670 for the six months ended June 30, 2025 and 2024, respectively. During the six months ended June 30, 2025 and 2024, we recognized interest income of $3,878,879 and $4,264,416, respectively, which is presented within “Interest income” in our Condensed Consolidated Statement of Operations. Additionally, during the six months ended June 30, 2025 and 2024, the Company recognized interest expense on notes payable of $3,878,879 and $4,264,416, respectively, which is presented within “Interest expense” in our Condensed Consolidated Statement of Operations. Interest receivable was $517,323 and $419,108 as of June 30, 2025 and December 31, 2024, respectively, and is presented within “Interest receivable” in the Company’s Condensed Consolidated Balance Sheets. Accrued interest payable, presented within “Interest payable” in the Company’s Condensed Consolidated Balance Sheets, was $517,323 and $419,108 as of June 30, 2025 and December 31, 2024, respectively.

Intercompany Receivable

Cash received from investors through the issuance of Stairs Notes is transferred to Groundfloor or one of its wholly-owned subsidiaries, therefore creating an intercompany receivable equal to the amount of cash invested in the Stairs Notes. It is the responsibility of Groundfloor to repay the Company the amount equal to accrued interest at the conclusion of the Stairs Notes’ term. Upon repayment of intercompany receivables and interest, the Company will reinvest the combined funds into the next available Stairs Note or remit payment of the Stairs Note and the related earned interest to the Investor, should the Investor request to withdraw funds. The principal of $28,469,632 and $12,123,427 remained outstanding as of June 30, 2025, and December 31, 2024, respectively, and is presented in “Short-term intercompany receivable” on the Condensed Consolidated Balance Sheets. The principal of $0 and $2,696,000 remained outstanding as of June 30, 2025, and December 31, 2024, respectively, and is presented in “Long-term intercompany receivable” on the Condensed Consolidated Balance Sheets.

GROUNDFLOOR YIELD, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

Member’s Deficit

Groundfloor is the sole member (“Member”) of the Company. Groundfloor contributed cash of $100 to the Company but has no further obligations to make any further capital contributions to the Company.

The business of the Company shall be managed by a manager who shall be appointed from time to time by the Member. The initial manager of the Company is Groundfloor. Liability to the Company by the manager is limited to those items provided for in the Georgia Limited Liability Company Act.

Income Taxes

Under current United States (“U.S.”) income tax laws, the taxable income or loss of a limited liability company is reported in the income tax returns of the members. Accordingly, no provision for U.S. federal or state income taxes is reflected in the accompanying financial statements.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Related Party Transactions

The Company intends to finance its operations through funds received from Groundfloor.

The Company will reimburse Groundfloor for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include Groundfloor’s overhead, employee costs borne by Groundfloor, utilities or technology costs. For the six months ended June 30, 2025 and 2024, Groundfloor incurred $41,963 and $9,635, respectively, of costs on the Company’s behalf. As of June 30, 2025 and December 31, 2024, $205,741 and $163,778 were due and payable to Groundfloor, respectively.

NOTE 2:	VARIABLE INTEREST ENTITIES AND CLASS A NOTES RECEIVABLE

In December 2024, the Parent completed the issuance of $57,986,000 Class A mortgage-backed notes (“2024 Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust (“Issuer”).

Under the provisions of ASC 810, Consolidation, we have determined that the Issuer is a VIE for which the Company is not the primary beneficiary. The Company records its investment in this entity through the residual interest receivable in the Company’s Consolidated Balance Sheet.

In connection with the 2024 Class A Notes issuance, the Company contributed loans to the Issuer with a carrying value of $77,315,563, which serve as collateral to the 2024 Class A Notes. In exchange, the Company received 2024 Class A Notes of $57,986,000 and a residual interest receivable of $19,329,563. Simultaneously, the 2024 Class A Notes were sold to a third party in exchange for cash of $57,986,000. The Parent holds the responsibility to repay the 2024 Class A Note holders. The Company will collect repayments on loans that are collateral of the 2024 Class A Notes and remit those repayments to the Issuer. The underlying loans have maturity dates through October 2025.

In May 2025, the Company completed the issuance of $62,063,000 Class A mortgage-backed notes (“2025 Class A Notes”) through a newly created entity, Groundfloor Mortgage Trust 2025-1, LLC (“2025-1 Issuer”).

Under the provisions of ASC 810, Consolidation, we have determined that the 2025-1 Issuer is a VIE for which the Company is not the primary beneficiary. The Company records its investment in this entity through the residual interest receivable in the Company’s Consolidated Balance Sheet.

In connection with the 2025 Class A Notes issuance, the Company contributed loans to the 2025-1 Issuer with a carrying value of $82,751,253, which serve as collateral to the 2025 Class A Notes. In exchange, the Company received 2025 Class A Notes for $62,063,000 and a residual interest receivable of $20,688,253. Simultaneously, the 2025 Class A Notes were sold to a third party in exchange for cash of $62,063,000. The Parent holds the responsibility to repay the 2025 Class A Note holders. The Company will collect repayments on loans that are collateral of the 2025 Class A Notes and remit those repayments to the Issuer. The underlying loans have maturity dates through September 2026.

GROUNDFLOOR YIELD, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

As of June 30, 2025, the Company’s maximum potential loss in unconsolidated VIEs is $39,098,322.

NOTE 3:	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 30, 2025, the date the Condensed Consolidated Financial Statements were available to be issued, and determined that there were no events which have occurred, that would require adjustment to or disclosure in these Condensed Consolidated Financial Statements.

PART III – EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	Groundfloor Yield LLC Articles of Organization		DOS/A	367-00241	Exhibit 2.1	August 21, 2020
2.2	Groundfloor Yield LLC Limited Liability Company Operating Agreement		DOS/A	367-00241	Exhibit 2.2	August 21, 2020
3.1	Form of Promissory Note		1-A/A	024-11411	Exhibit 3.1	April 29, 2021
4.1	Form of Promissory Note Purchase Agreement		1-A/A	024-11411	Exhibit 4.1	April 29, 2021
11.1	Form of Consent of Cherry Bekaert LLP		1-K	24R-00460	Exhibit 11.1	March 31, 2025
12.1	Opinion of Robbins Ross Alloy Belinfante Littlefield LLC		1-A/A	024-11411	Exhibit 12.1	April 29, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 30, 2025.

GROUNDFLOOR YIELD LLC

By: Groundfloor Finance, Inc., its sole member

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary, and Acting Chief Financial Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

Name and Signature	Title	Date

*	President, Chief Executive Officer of Groundfloor Finance Inc.
Brian Dally	(Principal Executive Officer)

/s/ Nick Bhargava	Executive Vice President, Secretary, and Acting Chief Financial Officer of Groundfloor Finance Inc.
Nick Bhargava	Principal Financial Officer and Principal Accounting Officer)

*
Lucas Timberlake	Director

*
Bruce Boehm	Director

*
Richard Tuley Jr.

* By:	/s/ Nick Bhargava
Attorney-in-fact